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                           June 4, 2020

       Thomas P. Lynch
       Chief Legal and Compliance Officer
       CHF Solutions, Inc.
       12988 Valley View Road
       Eden Prairie, Minnesota 55344

                                                        Re: CHF Solutions, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 29, 2020
                                                            File No. 333-238811

       Dear Mr. Lynch:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason L.
Drory at 202-551-8342 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Phillip D. Torrence